OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD ADDS NEW PROJECT TO NEVADA PORTFOLIO

Vancouver, BC, Canada – October 23, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has staked 122 unpatented lode claims in the Roberts Mountains in Eureka County, Nevada approximately 26 mi (42 km) northwest of the town of Eureka. The project is on the southern end of the Battle Mountain-Eureka Trend and covers approximately 3.8 square mi (9.8 sq km).

The property lies along the margin of a north-trending window that exposes lower-plate Devonian-age limestone through the Roberts Mountains Thrust. Similar Devonian age limestone is a favorable host for sediment-hosted gold systems elsewhere on the Battle Mountain –Eureka Trend.

The TAZ project shows alteration and geochemistry consistent with sediment-hosted gold deposits, favorable host rocks, and historic drilling that encountered significant gold mineralization. The sediment-hosted gold deposits Chert Cliff, Afgan-Kobeh, Gold Ridge and Gold Bar are clustered from 2 to 8 mi (3.2 to 12.8 km) from TAZ project.

The Gold Bar deposit which contained a gold resource exceeding one million ounces is 8 mi (12.8 km) to the southwest and is a target analogue for the TAZ project.

Four companies previously explored for shallow oxide gold deposits on various portions of Miranda’s claims.  In 1996, BHP Minerals International drilled VC96-8 on the south end of the claim block.  This hole-includes 70 ft of 0.042 oz Au/t from 215-285 ft (21.3 m of 1.44 g Au/t from 65.5-86.9 m) within a 135 ft zone of 0.025 oz Au/t from 215-350 ft (41.2 m of 0.86 g Au/t from 65.5-106.7 m).  The drill hole ended at a depth of 350 ft (106.7 m) with the last five-foot (1.5 m) sample returning 0.005 oz Au/t (0.175 g Au/t) within Devils Gate Limestone

Regionally, stratigraphic hosts for gold mineralization occur in silty debris flow units within the Denay Formation, below the Devonian Devils Gate Limestone.  At TAZ, an initial and straight forward target would be to offset drill hole VC96-8 and drill deeper to test for more robust gold mineralization in the underlying Denay which is conventionally inferred to be a better host than the Devils Gate Formation.

Miranda intends to conduct geologic mapping and surface sampling to identify additional drill targets. In line with Miranda’s business model, a joint venture partner will be sought to further explore the project.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Newcrest Resources Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., and NuLegacy Gold Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.